SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XIII Notes in a principal amount of USD 58,124,596.00, due 2024.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on February 27, 2023, will start the payment of the third installment of interests related to its Series XIII Notes issued on August 26, 2021.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	February 27, 2023
Number of service to be paid:	Second installment of interests.
Period comprised by the payment:	August 26, 2022 / February 26, 2023
Concept of payment:	Interests (100%).
Payment Currency:	ARS (Argentine Pesos) at applicable exchange rate.
Capital Outstanding:	USD 58,124,596.00
Annual Nominal Interest:	3.90%
Amount of interest being paid:	USD 1,142,745.48

Interests will be paid to the people at whose name the Notes were registered as of February 24, 2023 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

February 16, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets